UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2010

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached hereto as Exhibit 99.1 is updated information concerning the Company, its fleet and recent developments and other updates related to the passage of time, together with Management's Discussion and Analysis of Financial Condition and Results of Operation and interim consolidated unaudited financial statements and related information and data of the Company as of and for the nine-month period ended September 30, 2010.

This report and the exhibit hereto are incorporated by reference into the Company's F-3 Registration Statement (File no. 333-160784) that was filed on July 24, 2009 with the Securities and Exchange Commission (the "Commission") as amended on August 27, 2009 and September 18, 2009 and declared effective on September 25, 2009 and into the Company's F-3 Registration Statement (File no. 333-164306) that was filed on January 12, 2010 with the Commission and declared effective on January 21, 2010.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and The NASDAQ Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By:/s/ Anthony Kandylidis
Chief Executive Officer

Dated: December 15, 2010

Exhibit 99.1

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to OceanFreight Inc. and all of its subsidiaries. "OceanFreight Inc." refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece. As of December 15, 2010, we own and operate, through our subsidiaries, a fleet of eleven vessels, consisting of five Panamax drybulk carriers, four Capesize drybulk carriers, one Suezmax tanker and one Aframax tanker, with a total carrying capacity of 1.3 million dwt and a weighted average age of approximately 9.6 years. With the exception of M/T Olinda and M/T Tamara, which are employed in spot market pools, our remaining vessels are chartered under long term time charter contracts expiring at various dates, the latest through 2018. In March 2010, we entered into shipbuilding contracts for the construction of three Capesize Very Large Ore Carriers (VLOCs). We refer you to the table below for information regarding our fleet.

Our Fleet

We operate a diversified fleet in order to capitalize on opportunities for upside potential in both the drybulk and tanker markets.  As of December 15, 2010, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Robusto	Capesize	2006	173,949
Cohiba	Capesize	2006	174,200
Montecristo	Capesize	2005	180,263
Partagas	Capesize	2004	173,880
Topeka	Panamax	2000	74,710
Helena	Panamax	1999	73,744
Tanker Vessels
Tamara	Aframax	1990	95,793
Drybulk Carriers to be Acquired
Hull 1227 (1)	Capesize	2012	206,000
Hull 1228 (1)	Capesize	2012	206,000
Hull 1229 (1)	Capesize	2012	206,000
Drybulk Carriers Held for Sale
Augusta (2)	Panamax	1996	69,053
Austin (2)	Panamax	1995	75,229
Trenton (2)	Panamax	1995	75,229
Tankers Held for Sale
Olinda (2)	Suezmax	1996	149,085

(1)       On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Capesize Very Large Ore carriers (VLOCs) for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the second, third and fourth quarters of 2012.

(2)
In 2010 we contracted to sell, on a charter free basis, the M/T Pink Sands, the M/T Olinda, the M/V Augusta, the M/V Austin and the M/V Trenton for an aggregate price of $94.6 million. The M/T Pink Sands was delivered to its new owners on November 4, 2010. The M/V Augusta is expected to be delivered to its new owners no later than January 31, 2011, the M/V Austin and M/V Trenton no later than March 15, 2011 and M/T Olinda no later than April 30, 2011.

Effective June 15, 2010, we have contracted the day-to-day management of our drybulk and tanker fleets, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Dry Ltd., or TMS Dry, and TMS Tankers Ltd., or TMS Tankers, respectively. Both TMS Dry and TMS Tankers, or our Fleet Managers, are related party management companies engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Please see Note 3(a) to the accompanying interim consolidated unaudited financial statements. Previously the management of our fleet was performed by Cardiff Marine Inc., or Cardiff, a related party management company. In 2010, Cardiff proceeded with an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship-management services. As part of this restructuring TMS Dry and TMS Tankers were established as two different management companies to undertake the management of part of the fleet previously managed by Cardiff. TMS Dry and TMS Tankers utilize the same experienced personnel previously utilized by Cardiff.  We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. We further believe the scale and scope of our Fleet Managers enables them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Managers' ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers' established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

With the exception of the M/T Olinda and M/T Tamara, which are currently employed in spot market pools, and the M/V Trenton and M/V Austin which are currently employed in variable rate time charters, our remaining vessels are presently operating under long term fixed rate time charter agreements as follows:

Vessel Name	Estimated Expiration Range of Charter	Gross Daily Rate

Drybulk Carriers
Robusto	August 2014 to March 2018	$26,000
Cohiba	October 2014 to May 2018	$26,250
Partagas	July 2012 to Dec 2012	$27,500
Montecristo	May 2014 to Jan 2018	$23,500
Topeka	January 2011 to March 2011	$18,000
Helena	May 2012 to October 2016	$32,000
Tanker Vessels
Tamara (1)	Spot Pool	-
Tanker Vessel Held for Sale
Olinda (2)	Spot Pool	-
Drybulk Carriers held for sale
Augusta	November 2011 to March 2012	$16,000
Trenton (3)	August 2012 to September 2012	(3)
Austin (3)	July 2012 to August 2012	(3)
Drybulk Carriers to be Acquired
Hull 1227 (4)	April 2015 to April 2020	$25,000
Hull 1228 (5)	August 2017 to August 2022	$23,000
Hull 1229 (6)	October 2019 to October 2026	$21,500

(1)
The M/T Tamara was chartered to Tri-Ocean Heidmar Tankers LLC until November 6, 2010. Following its redelivery it was employed in the Sigma Tankers Inc. pool. Sigma is a spot market pool managed by Heidmar Inc. The vessel's earnings are derived from the pool's total net earnings.   Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and Mr. Antonis Kandylidis, our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc.

(2)
The M/T Olinda is employed by the Blue Fin Tankers Inc. pool, which is a spot pool managed by Heidmar Inc. The vessel's earnings are derived from the pool's total net earnings. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

(3)
In August 2010, the M/V Austin and M/V Trenton commenced their new time charter employments, under different charter agreements, for a period of approximately 24 months. The gross daily hire rate per vessel will be calculated each month as a percentage of the daily average of the Baltic Panamax Index, or BPI, for the preceding 30 days.

(4)
Upon delivery of Hull 1227, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(5)
Upon delivery of Hull 1228, which is expected in the third quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $23,000 and $40,000 per day.

(6)
Upon delivery of Hull 1229, which is expected in the fourth quarter of 2012, the vessel is scheduled commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $21,500 and $38,000 per day.

We believe these charters will provide us with stable cash flows as well as upside potential under our profit sharing agreements. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight's strategy and business model

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers.

Tailored Fleet Composition. Our fleet currently consists of nine drybulk carriers and two tankers. In addition, we have entered into agreements to acquire three newbuilding VLOCs. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. With the exception of the M/T Olinda and M/T Tamara, which are employed in tanker pools, and the M/V Trenton and M/V Austin which have entered into variable rate period charters, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 28.5 months as of November 30, 2010. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our nine drybulk vessels are chartered to four different charterers and our two tankers are employed in spot market pools. We believe that chartering our vessels to a number of well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers. As discussed above, our Fleet Managers have established experience in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with fleet managers that has achieved this experience will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the experience of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Manager's experience, which enables it to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers' rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this document.  Our agent and authorized representative in the United States is Puglisi & Associates, located at 850 Library Ave, Newark, DE 19711.

On April 30, 2007, we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  Our common shares are listed on The NASDAQ Global Market under the symbol "OCNF".

Recent Developments

a)
In October and November, 2010 we contracted to sell the M/T Pink Sands, the M/V Augusta, the M/V Austin and the M/V Trenton, which, when combined with the M/T Olinda, which we had contracted  to sell in early 2010, constituted an aggregate price of $94.6 million. The M/T Pink Sands was delivered to its new owners on November 4, 2010. The M/V Augusta is expected to be delivered to its new owners no later than January 31, 2011, the M/V Austin and M/V Trenton no later than March 15, 2011 and the M/T Olinda no later than April 30, 2011.

b)	On November 6, 2010, the M/T Tamara was redelivered from its time charter employment and was employed by the Sigma Tankers Inc. pool.

The International Drybulk Shipping Industry

Our fleet includes four Capesize and five Panamax drybulk carriers. We currently employ each of our nine drybulk carriers under time charter agreements with an average remaining duration of approximately 26.7 months as of November 30, 2010. Out of our nine drybulk carriers, seven have secured revenues for the duration of their time charter agreements while the revenues of the remaining two are linked to the BPI, as defined below, and their revenues could vary depending on freight market conditions In addition we have entered into agreements for the construction of three VLOCs, which will have long term time charter coverage as well. The Baltic Panamax Index (BPI) is a daily index of the four main chartering routes for Panamax vessels.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly during the first seven months of 2010 as compared to the same period of 2009. For the first eleven months of 2010, the BDI averaged 2,827, which is about 12.0% higher than the average of 2,527 for the same period in 2009.

Drybulk vessel values followed a similar pattern of rebounding in part since 2008's steep decline. Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments. The increase in drybulk freight rates and respective vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. As an illustration, Capesize rates improved significantly in 2009 and 2010 and the average of Capesize rates for the year ended December 31, 2009 and for the eleven month period ended November 30, 2010 was approximately $42,600 per day and $33,930 per day, respectively. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of November 18, 2010, total newbuilding orders had been placed for an aggregate of about 52.0 % of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered. Market sources indicate that slippage in the Handysize sector is about 55% and about 27% in the Capesize sector. The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 has been significant compared to the previous two years and the current year 2010. In 2009 about 10 million dwt was removed from the global drybulk fleet representing 24% of the carrying capacity of the total fleet delivered during the same year. Total drybulk scrapping as of October 2010 was 4.5 million dwt or 7.2% of the carrying capacity of the total fleet delivered during the same period. As of October 2010, about 31% of the total drybulk fleet is 20 years old or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry

Our fleet includes one double-hull Suezmax and one double-hull Aframax crude oil tanker vessels. Our tanker vessels are employed in spot market pooling arrangements. The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than demand during the winter. This seasonality is reflected in the time charter equivalent rate for the Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast. This rate averaged $47,861 per day in January 2010 compared to about $24,364 for November 2010.

According to industry sources, in the second half of 2008 and beginning of 2009, a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to a low of $34 per barrel in December 2008. OPEC responded by significantly reducing oil supply, causing oil prices to recover, and as of November 18, 2010, oil trades at about $81.85 per barrel. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 8.7% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

As of November 1, 2010, newbuilding deliveries for Suezmax vessels amounted to about 5.4 million dwt tons or 23.1% of the total Suezmax orderbook of 23.4 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 6.5 million dwt tons or 41.7% of the total Aframax orderbook of 15.6 million dwt tons. As of November 5, 2010, the total tanker newbuilding orderbook stood at about 117.4 million dwt.  It is expected that 10.8 million dwt of tankers in excess of 10,000 dwt will be delivered in 2010, while the current fleet of tankers in excess of 10,000 dwt amounts to approximately 409.3 million dwt.

Our Loan Agreements Covenants

As of November 30, 2010, we have a $205.4 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, consisting of Tranche A, a reducing revolving credit facility of $135.2 million, and Tranche B, a term loan facility of $70.2 million and a $5.5 million secured term loan facility with DVB Bank SE, or DVB.

Both of our existing credit facility agreements include certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse effect on our ability to perform our obligations under the loan or on any collateral thereunder.  They also include, among other covenants, financial covenants requiring:

•	the ratio of funded debt to the sum of funded debt plus shareholders' equity at each quarter end to be no greater than 0.70 to 1.00;

•
liquidity to be not less than $500,000 multiplied by the number of vessels owned.  Liquidity under our DVB credit facility is defined as cash, and under our Nordea credit facility it is defined as cash, cash equivalents and undrawn availability under Tranche A with a maturity of less than 12 months;

•	the ratio of EBITDA to net interest expense at each quarter end be not less than 2.50 to 1;

•
the aggregate fair market value of the vessels secured to the aggregate outstanding balance of the credit facility be not less than 90% to 125% and 140% to 155%, as defined in our Nordea and DVB credit facilities, respectively ; and

•	the ratio of interest bearing liabilities to the sum of interest bearing liabilities plus adjusted equity to be less than 0.90:1.00.

Under our Nordea credit facility we are not permitted to pay dividends while under our DVB credit facility we are permitted to pay dividends of up to 50% of the quarterly net profits so long as an event of default has not occurred and will not occur upon the payment of such dividends. Our board of directors determined in December 2008 to suspend the payment of dividends in order to preserve capital.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010, in consideration of a deposit of $2.5 million in a retention account during the above period. Following the sale of M/T Tigani and the mandatory prepayment of $8.6 million as of September 30, 2010, the Company was in compliance with both the reduced collateral maintenance coverage ratio of 125% discussed above and the original collateral maintenance coverage ratio of 145% that will be reinstated after December 17, 2010.

As at September 30, 2010, the Company was in compliance with the covenants contained in its loan agreements.

RISK FACTORS

Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 9, 2010.

Company Specific Risk Factors

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at potentially lower charter rates, which may affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has dropped below $5.00 per share, and the last reported sale price on The NASDAQ Global Market on December 14, 2010 was $0.96 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The NASDAQ Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum.  If at any time during this cure period the bid price of the listed security closes at $1.00 per share or more for a minimum of ten consecutive business days, the Company would regain compliance with the minimum bid price requirement.

The Company's stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from The NASDAQ Stock Market that it was not in compliance with the minimum bid price rule. In order for the Company to regain compliance, our Board of Directors proposed a 3:1 reverse stock split, which was approved by the Company's shareholders at their Annual General Meeting held on June 10, 2010. As a result of the reverse stock split, which was effected on June 17, 2010, every three common shares issued and outstanding were converted into one common share. On August 6, 2010, the Company received notice from The NASDAQ Stock Market that it has regained compliance with the minimum bid price and the noncompliance matter is now closed.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on The NASDAQ Global Market under the symbol "OCNF" since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

Quoted prices until June 16, 2010, are before our reverse stock split.

2008	High	Low

1st Quarter ended March 31, 2008	$24.65	$15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29
4th Quarter ended December 31, 2008	13.60	1.87
2008 Annual	26.70	1.87

2009	High	Low

1st Quarter ended March 31, 2009	$5.23	$0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82

Most Recent Six Months	High	Low

June1, 2010 to June 16, 2010	0.54	0.46
June 17, 2010 (reverse stock split) to June 30, 2010	1.39	0.85
July 2010	1.22	0.76
August 2010	1.22	0.90
September 2010	1.00	0.91
October 2010	1.12	0.93
November 2010	1.09	0.95
December 1 to 14, 2010	1.05	0.96

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "OceanFreight Inc." or the "Company" or "we" shall include OceanFreight Inc. and its applicable subsidiaries. The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our interim consolidated unaudited financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company's vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on the Company's financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 9, 2010.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tanker M/T Olinda and M/T Tamara which are employed in the Blue Fin Tankers Inc. and Sigma Tankers Inc. spot market pools, respectively, we employ our drybulk carriers to reputable charterers primarily pursuant to long-term time charters. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market or under index related time charters can generate revenues that are less predictable than fixed rate time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and tanker rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of December 15, 2010, our charters had remaining terms of an average of 26.2 months.

Furthermore, effective May 2009, we engaged in Forward Freight Agreements (FFA) trading activities. Please see Note 9 to the accompanying interim consolidated unaudited financial statements. As of September 30, 2010, we had no open positions. As of the date of this report we do not have any open positions.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•	Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

•
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the nine-month period ended September 30, 2010.

	Drybulk Carriers	Tankers	Fleet
Calendar days	2,382	942	3,324
Voyage days	2,274	904	3,178
Fleet utilization	95.5%	95.9%	95.6%
Time charter equivalent (TCE) daily rate	$21,891	$23,372	$22,31	2

The following table reflects the calculation of our TCE daily rates for the nine-month period ended September 30, 2010:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tankers	Fleet

Voyage revenues and imputed deferred revenue	$57,309	$21,852	$79,161
Loss on forward freight agreements	(4,342)	-	(4,342)
Voyage expenses	(3,187)	(724)	(3,911)
Time charter equivalent revenues	$49,780	$21,128	$70,908

Total voyage days for fleet	2,274	904	3,178

Daily TCE rate	$21,891	$23,372	$22,312

• Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	the amount of time that our vessels spend in connection with the maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the drybulk and crude oil shipping industries; and
•	other factors affecting spot market charterhire rates for drybulk and tanker vessels.

We employ seven of our nine drybulk carriers under fixed rate time charter contracts, which, as of November 30, 2010, had a remaining duration of a minimum of 25.2 months and a maximum of 30.6 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters. Our remaining two drybulk carriers are employed under variable rate time charter contracts.

Lastly, we employ our two tankers, the M/T Olinda and the M/T Pink Sands, in a spot market pool. Under the current pooling agreements, the vessels will earn charterhire in accordance with a formula as defined in the pool agreements. Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula.

Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our interim consolidated unaudited financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

Vessel Lives and Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, the residual value of our vessels and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Vessels held for sale

It is the Company's policy to dispose of vessels or other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with Accounting Standards Codification (ASC) 360 "Property, Plant and Equipment" when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find a buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to our interim consolidated unaudited financial statements).

Imputed Prepaid/Deferred Revenue

We record identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Voyage Revenues

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses and Vessel Operating Expenses

Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel's acquisition. Residual value is estimated at $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Accounting for Financial Instruments

ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, "Fair Value Measurements and Disclosures, which is more fully discussed in Note 9 to the accompanying interim consolidated unaudited financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in earnings.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 7 to the accompanying interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain or loss derived from the change in fair value is separately reflected in the accompanying consolidated unaudited statements of operations.

As of September 30, 2010 and the date of this report, we had no open FFA positions.

Segment Disclosures

ASC 280, Segment Reporting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 14 to our interim consolidated unaudited financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements

Please see Note 2 to the accompanying interim consolidated unaudited financial statements included herein for a discussion of new accounting pronouncements, which did not have a material impact on our interim consolidated unaudited financial statements.

Fleet employment profile

Please see the information under "Our Fleet" on page 2 of this report.

RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2010 Compared to the Nine-Month Period Ended September 30, 2009

Voyage Revenues

Voyage revenue for the first nine months of 2010 was $77.6 million. Of our voyage revenues, $55.8 million was earned from our drybulk carriers and $21.8 million was earned from our tanker vessels. For the same period of 2009, voyage revenue was $90.2 million of which $63.6 million was earned by our drybulk carriers and $26.6 million from our tanker vessels. The decrease in revenues is mainly due to the decline in the charter rates of M/T Tigani, M/V Topeka and M/T Olinda and the sale of M/V Richmond, M/V Lansing, M/V Juneau, M/V Pierre and M/T Tigani which were replaced by M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo which earned a lower average charter rate. The resulting decrease in revenues was further affected by the decrease in voyage days from 3,341 days in the first nine months of 2009 to 3,178 days in the same period of 2010.

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first nine months of each of 2010 and 2009 amounted to $1.6 million and $13.3 million respectively. Imputed deferred revenue has fully been amortized as of September 30, 2010 please see Note 6 to the accompanying interim unaudited consolidated financial statements.

Voyage Expenses

In the first nine months of 2010, our voyage expenses were $3.9 million as compared to $4.5 million in the same period of 2009. The decrease of 13.3% is mainly due to lower bunker costs as a result of less off hire days in 2010 as compared to 2009, because, pursuant to our spot charter agreement, we paid $0.5 million of bunkers cost to our charterers for off-hire days in 2010 as compared to $0.8 million in 2009.  There were 140 off-hire days (including 88 drydocking days) in the first nine months of 2010 as compared to 175 off-hire days (including 144 drydocking days) in the same period of 2009. The decrease is also attributable to lower address and brokerage commissions as a result of the decrease in revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for the first nine months of 2010 were $31.7 million as compared to $32.8 million for the same period in 2009. Excluding the effect of expenses related to drydocking activities of $1.0 million in the first nine months of 2010 and $2.7 million in the same period of 2009, there was a slight increase in operating expenses of 2%. The increase is mainly due to increased management fees and to increased repairs and maintenance cost which, however, was offset by the sale of vessels resulting in lower ownership days in 2010 of 3,324 days as compared to 3,520 days in 2009. The daily operating expenses on a fleet basis in 2010 were $9,526 per vessel as compared to $9,313 per vessels in 2009.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for the first nine months of 2010 were $4.1 million as compared to $4.2 million for the same period of 2009. Although we report our general and administrative expenses in U.S. Dollars, some of these expenses are denominated in other currencies. Excluding the effect of changes in the exchange rates between the U.S.$ and other currencies on the U.S.$ value of such expenses, general and administrative expenses remained at the same level of approximately $4.0 million.

Depreciation

Depreciation for the first nine months of 2010 amounted to $20.6 million as compared to $38.5 million in the same period of 2009. The decrease in vessel depreciation charges is attributable to (a) the discontinuance of taking depreciation on M/T Tigani, M/T Olinda, M/V Augusta, M/V Austin, M/V Trenton and M/V Pierre due to their classification as vessels held for sale resulting in a reduction of $10.0 million, (b) the impairment taken on vessels M/T Tamara and M/T Pink Sands which reduced the related depreciation by $5.9 million and (c) the sale of M/V Richmond, M/V Lansing, M/V Juneau and M/T Tigani and their replacement by M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo resulting in a net reduction of depreciation of $2.0 million.

Drydocking

We incurred scheduled drydocking costs in the first nine months of 2010 of $1.8 million related to M/V Trenton, M/V Austin and M/V Topeka. In the same period of 2009 we incurred scheduled drydocking costs of $5.6 million related to M/V Helena, M/V Pierre, M/T Tamara and M/T Tigani.

Vessel Lives and Impairment:

The carrying value of each of the Company's vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of the tanker vessels M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss of $52.7 million was recognized in our 2009 consolidated financial statements. As of September 30, 2010 our impairment analysis did not indicate any impairment loss on our vessels.

Vessels held for sale

In 2010 we contracted to sell, on a charter-free basis, the M/T Pink Sands, the M/V Augusta, the M/V Austin, the M/V Trenton and the M/T Olinda for an aggregate price of $94.6 million. The M/T Pink Sands was delivered to its new owners on November 4, 2010. The M/T Olinda is expected to be delivered to its new owners no later than April 30, 2010, the M/V Augusta no later than January 31, 2011 and the M/V Austin and M/V Trenton no later than March 15, 2011.The Company classified as "held for sale" at their fair value the above five vessels in the accompanying September 30, 2010 consolidated balance sheets, as all criteria required for their classification as "Held for Sale" were met. As of December 31, 2009, vessels held for sale consisted of the M/T Olinda (see above) and M/V Pierre and M/T Tigani, which were delivered to their new owners on April 14, 2010 and May 4, 2010. Vessels held for sale are stated at the MOA prices less cost to sell (Level 1). As a result, an estimated loss of approximately $81.3 million was recognized in 2009, of which $51.1 million was recognized in the nine month period ended September 30, 2009 and a loss of $61.4 million was recognized in the same period of 2010.

Interest and finance costs

For the first nine months of 2010, interest expense and finance costs amounted to $10.1 million. This amount consists of interest expense of $11.5 million (including realized and accrued interest payable on the swap agreements of $6.2 million), less capitalized imputed interest of $2.1 million relating to the construction of the three VLOCs, amortization and write-off of financing fees of $0.4 million and other charges of $0.3 million. The interest paid during the period amounted to $11.9 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 6.05% inclusive of margin (see "Quantitative and Qualitative disclosures about Market Risk-Interest Rate Risk" below). For the same period in 2009, interest and finance costs amounted to $15.3 million. This amount consists of interest expense under our secured credit facilities of $13.4 million (including realized and accrued interest payable on the swap agreements of $5.4 million), interest on sellers' credit of $0.6 million, amortization and write-off of financing fees of $0.6 million and other charges of $0.7 million. The interest paid during the period amounted to $14.1 million.

Derivative instruments

Swap Agreements: The total fair value of the derivative instruments as at September 30, 2010 amounted to $14.3 million in liability (excluding accrued interest of $1.9 million) of which $11 million change in fair value is included in the accumulated deficit as of December 31, 2009 and $3.3 million change in fair value is reflected in losses on derivative instruments in the accompanying interim consolidated unaudited statement of operations. The current portion of the total fair value of $7.2 million (excluding accrued interest of $1.9 million) is included in current liabilities as Derivative liability, while the non-current portion of the total fair value of $7.1 million is included in non-current liabilities as Derivative liability in the September 30, 2010, consolidated balance sheet.

FFAs: During the nine month period ended September 30, 2010, the loss on FFAs amounted to $4.3 million. As of September 30, 2010, we had no open FFA positions. As of the date of this report the Company had no open FFA positions. For the same period in 2009, the gain on FFAs amounted to $0.8 million. There were no open positions as of September 30, 2009.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan and our capital commitments discussed in Note 5 to the accompanying September 30, 2010 interim consolidated unaudited financial statements. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA,  the Standby Equity Distribution Agreement, or SEDA, and the equity contribution from Basset Holding Inc. discussed in Note 8 to the accompanying September 30, 2010 interim consolidated unaudited financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 7 to the accompanying September 30, 2010 interim consolidated unaudited financial statements. Under the SEPA, SEDA and the contribution from Basset we issued an aggregate of 70,018,503 of our common shares (210,055,508 common shares before the reverse stock split effect) with total net proceeds of $228.1 million. The SEPA and SEDA were terminated on May 21, 2009 and on March 18, 2010, respectively.

As of September 30, 2010, we had an outstanding indebtedness of $227.7 million and our aggregate payments of principal due within one year amounted to $87.3 million, of which $54.4 million relates to the estimated loan prepayment as a result of the sale or agreement to sell of M/T Pink Sands, M/T Olinda/ M/V Augusta, M/V Austin and M/V Trenton. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our current fleet of 11 vessels, amounts to $5.5 million.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the nine-month periods ended September 30, 2009 and 2010. The information was derived from our consolidated unaudited statements of cash flows and is expressed in thousands of U.S. Dollars.

	2009	2010

Net cash provided by operating activities	$20,238	$25,378
Net cash used in investing activities	(40,147)	(54,449)
Net cash provided by financing activities	33,209	3,847
Net Increase/(decrease) in cash and cash equivalents	13,300	(25,224)
Cash and cash equivalents beginning of period	23,069	37,272
Cash and cash equivalents end of period	$36,369	$12,048

Net cash provided by operating activities for the nine-month period ended September 30, 2010, was $25.4 million compared to $20.2 million for the same period in 2009. Income from operating activities, excluding non cash items, in 2010 was $22.9 million as compared to $29.6 million in 2009 due to the decline in the charter rates of M/T Tigani, M/V Topeka and M/T Olinda and the sale of M/V Richmond, M/V Lansing, M/V Juneau and M/V Pierre which were replaced by M/V Partagas, M/V Robusto and M/V Cohiba which earned a lower average charter rate. Substantially all our cash from operating activities is from revenues generated under our charter agreements. However this reduction was mitigated by the change in net operating assets which in 2009 showed an increase of $9.4 million resulting in reduction of cash inflows of the same amount while in 2010 a decrease of $2.4 million resulting in increase of cash inflows of the same amount.

Net cash used in investing activities for the nine-month period ended September 30, 2010 was $54.4 million, which includes the first two installments plus additional costs in connection with the construction of three VLOCs of $47.7 million as discussed in Note 5 to our interim consolidated unaudited financial statements, payment for the acquisition of M/V Montecristo of $40.2 million and the net proceeds from the sale of M/V Pierre and M/V Tigani of $33.5 million. Net cash used in investing activities for the nine-month period ended September 30, 2009 was $40.1 million, which represents $24.5 million of initial deposits made in connection with the acquisition of M/V Robusto and M/V Cohiba, $56.6 million paid for the acquisition of M/V Partagas and $41.0 million collected from the sale of M/V Lansing and M/V Richmond.

Net cash provided by financing activities for the nine-month period ended September 30, 2010 was $3.8 million. During the nine-month period ended September 30, 2010, we (a) generated $19.0 million from the SEDA and $20.0 million from the capital contribution of Basset Holding Inc., (b) paid the installments due under our long-term credit facilities of $29.4 million, (c) prepaid the outstanding loan balance of M/T Tigani of $8.5 million due to its sale (d) decreased restricted cash by $3.0 million (e) paid financing costs of $0.3 million and (f) decreased other non-current assets by $0.7 million. Net cash provided by financing activities for the nine-month period ended September 30, 2009 was $33.2 million. During the nine-month period ended September 30, 2009, we (a) generated $109.4 million from the SEPA and SEDA, (b) drew down $29.6 million under our long-term debt arrangements, (c) made the prepayment of $25 million under our Nordea credit facility and paid the installments due under our long-term debt arrangements of $33.1 million, (d) repaid the sellers' credit of $25.0 million please see Note 8(e) in the accompanying interim unaudited consolidated financial statements (e) classified as restricted cash $2.5 million to comply with the requirements of our credit facility with DVB and $20.6 million of sale proceeds of M/V Richmond which, pursuant to the provisions of our agreement with Nordea Bank were temporarily pledged to Nordea Bank prior to the use thereof to partially finance the replacement vessel M/V Robusto.

Adjusted EBITDA

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and excludes loss on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness.

EBITDA and adjusted EBITDA are non-GAAP measures and have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to adjusted EBITDA for the nine-month periods ended September 30, 2009 and 2010:

(Dollars in thousands)	2009	2010

Net cash provided by operating activities	$20,238	$25,378
Net increase/(decrease) in current assets, excluding cash and cash equivalents and vessel held for sale	12,981	(3,062)
Net (increase)/decrease in current liabilities, excluding derivative liability, sellers credit, current portion of long term debt and current portion of imputed deferred revenue	(3,651)	620
Net interest expense	15,093	10,024
Amortization of deferred financing costs included in Net Interest expense	(575)	(422)
Adjusted EBITDA	$44,086	$32,538

Working Capital Position

On September 30, 2010, our current assets totaled $114.1 million while current liabilities totaled $115.3 million, resulting in a negative working capital position of $1.2 million. We believe we will generate sufficient cash during the next 12 months to make the required principal and interest payment on our indebtedness, our commitments under the shipbuilding contracts, provide for our normal working capital requirements and remain in a positive cash position for at least one year after September 30, 2010.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 19.5% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At September 30, 2010, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

Inflation does not have significant impact on vessel operating or other expenses. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our Nordea Credit facility we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at September 30, 2010 that are sensitive to changes in interest rates. See Notes 7 and 9 to the accompanying interim consolidated unaudited financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2011	2012	2013 and thereafter
	(in thousands of U.S. Dollars except for percentages)
Long-term debt
Repayment amount	34,894	34,894	135,578
Variable interest rate	0.40%	0.80%	1.23%
Average interest rate(1)	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount (1)	223,918	188,134	161,107
Average pay rate (1)	3.55%	3.55%	3.55%
Average receive rate (1)	0.40%	0.80%	1.23%

(1)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

Contractual obligations:

The following table sets forth our contractual obligations and their maturity date going forward as of September 30, 2010 on a calendar year-end basis:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Long term debt (1)	$17,950	$74,194	$69,788	$65,790	$227,722
Vessels under construction (2)	-	159,300	-	-	159,300
Office lease (3)	28	-	-	-	28
Total	$17,978	$233,494	$69,788	$65,790	$387,050

(1)
As further discussed in the September 30, 2010 accompanying interim consolidated unaudited financial statements the outstanding balance of our long-term debt at September 30, 2010, was $227.7 million. The loans bear interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

The repayment schedules of the loans have been adjusted to account for the classification as current of the loan balance of M/T Pink Sands paid on November 4 2010 as a result of the sale of the vessel. The current portion of the long term debt on the September 30, 2010, Consolidated Unaudited Interim Balance Sheet has further been adjusted to reflect the estimated amount to be prepaid as a result of the contemplated sale of M/V Austin, M/V Trenton, M/V Augusta and M/T Olinda.

(2)
As further discussed in the accompanying September 30, 2010, interim consolidated unaudited financial statements on March 8, 2010, we concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Very Large Ore Carriers ("VLOC") with a dwt of 206,000 tons each at a total contract price of $204.3 million. The vessels are scheduled for delivery in the second, third and fourth quarters of 2012.

(3)
As further explained in Notes 3(i) and 12 to the accompanying September 30, 2010 interim consolidated unaudited financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease will terminate on December 31, 2010.

SK 25754 0002 1156294

OCEANFREIGHT INC.

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2009 and September 30, 2010 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010 (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,272	$12,048
Restricted cash	2,500	-
Receivables	2,254	2,140
Inventories	1,158	1,176
Prepayments and other	6,035	5,134
Vessels held for sale	51,080	93,634
Total current assets	100,299	114,132

FIXED ASSETS, NET:

Advances for vessel acquisition	9,900	-
Vessels under construction	-	47,744
Vessels, net of accumulated depreciation of $43,486 and $28,782, respectively	423,242	322,645
Other, net of accumulated depreciation of $123 and $317, respectively	856	662
Total fixed assets, net	433,998	371,051

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $2,378 and $2,800, respectively	1,362	1,190
Restricted cash	6,511	6,011
Other	7,102	5,037

Total assets	$549,272	$497,421

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	49,947	87,315
Accounts payable	1,053	1,180
Due to related parties	785	1,892
Accrued liabilities	11,219	16,421
Unearned revenue	1,323	1,363
Derivative liability, current portion	7,443	7,151
Imputed deferred revenue	1,558	-
Total current liabilities	73,328	115,322

NON-CURRENT LIABILITIES
Derivative liability, net of current portion	3,606	7,112
Long-term debt, net of current portion	215,727	140,407
Total non-current liabilities	219,333	147,519

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common Shares, par value $0.01; 333,333,333 shares authorized, 52,816,667 and 77,266,655 shares issued and outstanding at December 31, 2009 and September 30, 2010, respectively	1,584	773
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none issued	-	-
Additional paid-in capital	458,757	499,355
Accumulated deficit	(203,730)	(265,548)
Total stockholders' equity	256,611	234,580
Total liabilities and stockholders' equity	$549,272	$497,421

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Operations
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2010
REVENUES:
Voyage revenue	$90,234	$77,603
Gain/(loss) on forward freight agreements	833	(4,342)
Imputed deferred revenue	13,288	1,558
	104,355	74,819
EXPENSES:
Voyage expenses	(4,455)	(3,911)
Vessels' operating expenses	(32,783)	(31,664)
General and administrative expenses	(4,217)	(4,102)
Survey and dry-docking costs	(5,570)	(1,784)
Depreciation	(38,468)	(20,560)
Loss on vessels sold and vessels held for sale	(51,100)	(61,378)
Operating loss	(32,238)	(48,580)

OTHER INCOME (EXPENSES):
Interest income	255	116
Interest and finance costs	(15,348)	(10,140)
Gain/(loss) on interest rate swaps	3,826	(3,214)

Total other expenses, net	(11,267)	(13,238)

Net loss	$(43,505)	$(61,818)

Loss per common share, basic and diluted	$(2.25)	$(0.91)
Weighted average number of common shares, basic and diluted	19,463,610	67,874,658

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Stockholders' Equity
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Comprehensive income/(loss)	Common Shares		Additional paid-in capital	Accumulated deficit	Total
		# of shares	Par value

BALANCE, December 31, 2008		18,544,493	$185	$271,824	$(25,048)	$246,961
- Net loss	$(43,505)	-	-	-	(43,505)	(43,505)
- Proceeds from equity offerings, net of related expenses	-	71,850,000	719	108,692	-	109,411
- Stock based compensation expense	-	-	-	44	-	44
- Comprehensive loss	$(43,505)	-	-	-	-	-

BALANCE, September 30, 2009		90,394,493	$904	$380,560	$(68,553)	$312,911

BALANCE, December 31, 2009		158,450,001	$1,584	$458,757	$(203,730)	$256,611
- Net loss	$(61,818)	-	-	-	(61,818)	(61,818)
- Proceeds from equity offerings, net of related expanses	-	20,150,000	202	18,903	-	19,105
- Stock based compensation expense	-	3,200,000	32	706	-	738
- Equity contribution, net of related expenses	-	50,000,000	500	19,484	-	19,984
- Reverse stock split, net of related expenses	-	(154,533,346)	(1,545)	1,505	-	(40)
- Comprehensive loss	$(61,818)

BALANCE, September 30, 2010		77,266,655	$773	$499,355	$(265,548)	$234,580

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Cash Flows
For the nine-month periods ended September 30, 2009 and 2010
(Expressed in thousands of U.S. Dollars)
	2009	2010
Cash Flows from Operating Activities:
Net loss:	$(43,505)	$(61,818)
Adjustments to reconcile net loss to
net cash from operating activities:
Depreciation	38,468	20,560
Amortization of financing costs	575	422
Amortization of imputed deferred revenue	(13,288)	(1,558)
Amortization of stock based compensation	44	738
Loss on vessels sold and vessels held for sale	51,100	61,378
(Gain)/loss on derivative instruments	(3,826)	3,214

(Increase) / Decrease in
Receivables	(1,911)	114
Inventories	276	(18)
Prepayments and other	(3,106)	901
Other assets	(8,240)	2,065
Increase / (Decrease) in
Accounts payable	1,086	127
Due to related parties	639	1,107
Accrued liabilities	2,392	(1,894)
Unearned revenue	(466)	40
Net Cash provided by Operating Activities	20,238	25,378

Cash Flows from Investing Activities:
Advances for vessels under construction and other related costs	-	(47,744)
Advances for vessels acquisition	(24,500)	-
Vessels acquisition	(56,665)	(40,195)
Proceeds from sale of vessels	41,018	33,490
Net Cash used in Investing Activities	(40,147)	(54,449)

Cash Flows from Financing Activities:
Proceeds from equity offerings and contribution, net of related expenses	109,411	39,049
Proceeds from long-term debt	29,562	-
Repayment of long term debt	(58,139)	(29,390)
Prepayment of long term debt	-	(8,562)
Repayment of sellers' credit	(25,000)	-
Restricted cash	(22,600)	3,000
Payment of financing costs	(25)	(250)
Net Cash provided by Financing Activities	33,209	3,847

Net increase/(decrease) in cash and cash equivalents	13,300	(25,224)
Cash and cash equivalents at beginning of period	23,069	37,272
Cash and cash equivalents at end of period	$36,369	$12,048

SUPPLEMENTAL CASH FLOW INFORMATION
Cash financing activities:
Cash paid during the period for interest	$14,140	$11,934

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying interim consolidated unaudited financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the NASDAQ Global Market.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in forward freight agreements (FFA) trading activities.

On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Antonis Kandylidis, the Company's Chief Executive Officer, made an equity contribution of $20,000 in exchange of approximately 16.7 million (50 million before the reverse stock split)  of the Company's common shares (see Note 8(i)).

On June 10, 2010, the Company's stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of the Company's common stock issued and outstanding, were converted into one new share of common stock.  The reverse stock split took effect as of the start of trading on the NASDAQ Stock Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts in these financial statements have been retroactively restated to reflect this change in capital structure Note 8(h),

On June 15, 2010, the technical and commercial management of the drybulk and the tanker fleets as well as the supervision of the construction of the three newbuildings Very Large Ore Carriers (VLOCs) were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, both related technical and commercial management companies (Note 3). Until June 15, 2010, the technical and commercial management of the Company's fleet was contracted under separate management agreements to Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company (Note 3). Until July 2009, the technical management of the drybulk carriers was performed by Wallem Ship Management Ltd. ("Wallem") and the technical management of the tanker vessels and the commercial management of all vessels were performed by Cardiff.

On August 13, 2010, the Company's Board of Directors approved the termination of the FFA service agreement that the Company entered into with Cardiff in May 2009, with termination effect on June 15, 2010.

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's financial statements for the year ended December 31, 2009 included in the Company's Annual Report on Form 20-F filed with the Securities Exchange and Commission on March 9, 2010.  These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.       Basis of Presentation and General Information - (continued):

As of September 30, 2010, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date

Subsidiaries established in the Republic of Marshall Islands

Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc	M/V Montecristo	180,263	2005	June 28, 2010
Oceanview Owners Limited (ii)	Hull No. H1227
Oceansurf Owners Limited (ii)	Hull No. H1228
Oceancentury Owners Limited (ii)	Hull No. H1229
Freightwise Investment Ltd. (i)

Companies with vessels sold

Oceanstrength Owners Limited	(owner of M/V Lansing sold on July 1, 2009)
Oceanprime Owners Limited	(owner of M/V Richmond sold on September 30, 2009)
Oceanresources Owners Limited	(owner of M/V Juneau sold on October 23, 2009)
Oceanwealth Owners Limited	(owner of M/V Pierre sold on April 14, 2010)
Ocean Faith Owners Limited	(owner of M/T Tigani sold on May 4, 2010)

Subsidiaries established in the Republic of Liberia

Oceancentury Owners Limited (ii)
Oceansurf Owners Limited (ii)
Oceanview Owners Limited (ii)

(i)	Freightwise Investment Ltd. was established in 2009 to engage in FFA trading activities (Note 9).

(ii)
On November 16, 2010, the Company entered into a Novation Agreement with China Shipbuilding Trading Company, Limited, for the nomination of the Liberian companies Oceancentury Owners Limited, Oceansurf Owners Limited and Oceanview Owners Limited as the new owning companies of the above VLOC's.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

For the nine-month periods ended September 30, 2009 and 2010 the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment (Note 14)
	2009	2010
A	10	42	Drybulk
B	16	13	Drybulk
C	-	10	Tankers
D	12	-	Drybulk
E	14	-	Drybulk

2.      New Accounting Pronouncements

In July 2010, the FASB issued ASU 2010-20, "Receivables (topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". The updated guidance requires entities to provide extensive new disclosures about their financing receivables, including credit risk exposures and the allowance for credit losses and the quality of financing receivables. The amendments in this update enhance disclosures about the credit quality of financing receivables and the allowance from credit losses. Entities with financing receivables will be required to disclose, among other things: (a) a roll forward of the allowance for credit losses, (b) credit quality information such as credit risk scores or external credit agency ratings, (c) impaired loan information, (d) modification information and (d) non accrual and past due information. Trade receivables with maturities of one year or less that arose from sales of goods or services are excluded from the scope of the new disclosures. For public entities, the enhanced disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance will not have any impact on the Company's financial position or results of operations.

3.      Transactions with Related Parties:

(a)
TMS Dry Ltd. and TMS Tankers Ltd.: Following termination of the management agreements with Cardiff discussed in Note 3(b), effective June 15, 2010, the Company contracted the technical and commercial management of its drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd. (the "Managers"), respectively. Both companies are beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties - continued:

The Managers are engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreement is terminated for any reason other than Managers' default, the Company will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). In this respect, the Company will have to pay approximately $992 due to the expected sale of M/T Pink Sands, M/T Olinda, M/V Augusta, M/V Austin and M/V Trenton.

The Managers are also entitled to a daily management fee per vessel of €1,500 ($2.0 based on the exchange rate of September 30, 2010) and €1,700 ($2.3 based on the exchange rate of September 30, 2010) for the drybulk carriers and tanker vessels, respectively. The Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents' fee of €500 ($0.7 based on the exchange rate of September 30, 2010) per day (c) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers. Furthermore, the Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of September 30, 2010, the Company made a security payment of $4,137, and $900 to TMS Dry Ltd. and TMS Tankers Ltd., respectively, representing managed vessels' estimated operating expenses and management fees for three months which will be settled when the agreements terminate; however, in case of a change of control the amount of the security is not refundable. The amounts have been classified under "Other non-current assets" in the accompanying 2010 consolidated balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the period from June 15, 2010 to September 30, 2010 are as follows:

Nature of charge	TMS Dry Ltd	TMS Tankers Ltd.	Included in
Management fees	$1,813	$694	Vessels’ operating expenses - Statement of Operations
Commission on charterhire agreements	243	52	Voyage expenses - Statement of Operations
Commission on acquisition of vessel	495	-	Vessels, net of accumulated depreciation
Commission on sale of vessels	645		Loss on vessels sold and vessels held for sale - Statement of Operations
Termination fees	559	211	Loss on vessels sold and vessels held for sale - Statement of Operations
Supervision fee on vessels under construction	195	-	Vessels under construction – Balance Sheet

At September 30, 2010, $1,447 and $445 is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in the accompanying consolidated balance sheet as "Due to related parties". In addition, $626 due to and $487 due from TMS Dry Ltd. and TMS Tankers Ltd. as at September 30, 2010, respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in "Prepayments and other" and in "Accounts Payable" in the accompanying 2010 consolidated balance sheet.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

(b)
Cardiff Marine Inc. ("Cardiff"): Until June 15, 2010, the Company used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of its fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1.0) and €870 ($1.2) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charter hire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($35.9) per quarter and (5) a fee of €527 ($0.7) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. $ figures above are based on the exchange rate at September 30, 2010. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. The Company was also reimbursing Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, the Company entered into a FFA service agreement with Cardiff, which was terminated on June 15, 2010, whereby Cardiff was entitled to a 0.15% brokerage commission on the Company's FFA trading transactions.

Until July 2009, when Cardiff assumed the management of all of the Company's vessels, Cardiff was providing supervisory services for the vessels whose technical manager was Wallem Ship Management Ltd. .in exchange for a daily fee of €105 ($0.14 based on the exchange rate at September 30, 2010) per vessel.

Furthermore, based on the management agreements with Cardiff the Company, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels' estimated operating expenses and management fees for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to the Company in September 2010.

   The fees charged by Cardiff during the nine month periods ended September 30, 2009 and 2010 are as follows:

Nature of charge	2009	2010	Included in
Management fees	$3,234	$2,275	Vessels’ operating expenses - Statement of Operations
Commission on charterhire agreements	452	443	Voyage expenses – Statement of Operations
Commission on FFA trading	32	26	Gain / (loss) on forward freight agreements –Statement of Operations
Commissions on vessels under construction	-	450	Vessels under construction – Balance Sheet
Commission on purchase of vessels	560	-	Vessels, net – Balance Sheet
Commission on sale of vessel	625	28	Loss on vessels sold and vessels held for sale - Statement of Operations
Mark up upon reimbursement of out of pocket expenses	-	1	General and administrative expenses - Statement of Operations

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

At December 31, 2009 and September 30, 2010, $785 due to Cardiff and $2 due from Cardiff, are reflected in the accompanying consolidated balance sheets in "Due to related parties" and "Prepayments and other", respectively. In addition, $344 due from and $280 due to Cardiff as at December 31, 2009 and September 30, 2010, respectively, relating to the operations of the vessels under Cardiff's management, are included in "Prepayments and other assets" and "Accounts Payable"  in the accompanying 2010 consolidated balance sheet.

(c)
Vivid Finance Limited ("Vivid"): On August 13, 2010, the Company entered into a consultancy agreement (the "Agreement") with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as the Company's financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) the raising of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) the renegotiation of existing loans and credit facilities. In consideration of these services the Company will pay Vivid a fee of 0.20% on the total transaction amount.

The agreement has a duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a "Change of Control" Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the Change of Control.

(d)
Transbulk 1904 AB ("Transbulk"): The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29.1 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charter hire of $24 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

(e)
Heidmar Trading LLC ("Heidmar Trading"): On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading, for a period of approximately one year at a gross daily rate of $29.8 and was redelivered to the Company in December 2009. Mr. George Economou is the chairman and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Trading.

(f)
Tri-Ocean Heidmar Tankers LLC ("Tri-Ocean Heidmar"): On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

(g)
Blue Fin Tankers Inc. pool ("Blue Fin"): On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2009 and September 30, 2010, the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $1,856 (of which $63 is included in receivables and $1,793 is included in prepayments and other assets) and $2,123 (of which $13 is included in Receivables and $2,110 in Prepayments and other), respectively, in the accompanying consolidated balance sheets. The revenue of M/T Olinda deriving from the pool amounted to $6,015 and $5,406 for the nine month periods ended September 30, 2009 and 2010, respectively and is included in Voyage revenue in the accompanying interim consolidated unaudited statements of operations.

(h)
Sigma Tanker Pool ("Sigma"): On December 22, 2009, the M/T Tigani was employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessel was redelivered from the Pool on April 28, 2010 due to its sale on May 4, 2010. The revenue of M/T Tigani deriving from the pool amounted to $1,990 for 2010, respectively and is included in Voyage revenue in the accompanying 2010 interim consolidated unaudited statements of operations.

(i)
Lease agreement: The Company has leased office space in Athens, Greece, from an entity beneficially owned by Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and an option for the Company to extend it for a further six months. The monthly rental amounts to Euro 680 ($0.93 at the September 30, 2010 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the nine-month periods ended September 30, 2009 and 2010 amounted to $8.3 and $8.1, respectively and is included in General and Administrative expenses in the accompanying interim consolidated unaudited statements of operations.

(j)
Capital infusion: On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20,000 in exchange for approximately 16.7 million (50 million before the reverse stock split effect) of the Company's common shares at $0.40 per share before the reverse stock split effect (Note 8).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

4.      Vessels held for sale:

During the nine month period ended September 30, 2010, the Company contracted to sell, on a charter free basis, the M/T Olinda and initiated the sale of M/T Pink Sands, the M/V Augusta, the M/V Austin and the M/V Trenton for an aggregate price of $94.6 million. The M/T Pink Sands was delivered to its new owners on November 4, 2010. The M/V Augusta is expected to be delivered to its new owners no later than January 31, 2011, the M/V Austin and M/V Trenton no later than March 15, 2011 and the M/T Olinda no later than April 30, 2011.The Company classified as "held for sale" the above five vessels in the accompanying September 30, 2010 consolidated balance sheets, as all criteria required for their classification as "Held for Sale" were met. The resulting loss of $63,851 is included in the accompanying 2010 consolidated unaudited statement of operations under 'Loss on vessels sold and vessels held for sale'.

As of December 31, 2009, vessels held for sale consisted of the M/T Olinda (see above) and M/V Pierre and M/T Tigani, of which the latter two were delivered to their new owners on April 14, 2010 and May 4, 2010, respectively, resulting in a gain of $2,473 included in the accompanying 2010 consolidated unaudited statement of operations under 'Loss on vessels sold and vessels held for sale'.

Vessels held for sale are stated at their fair values. The fair values were determined based on the memorandum of agreement, or MOA, prices less cost to sell (Level 1).

5.	Vessels under construction:

On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited, for the constructions of three Capesize Very Large Ore Carriers ("VLOC") with a dwt of 206,000 tons each at a total contract price of $204,300. The vessels are scheduled for delivery in the second, third and fourth quarters of 2012.. The construction has been partially financed by the SEDA proceeds (Note 8c). Upon delivery the vessels are scheduled to commence fixed rate employment as follows:

•	the first vessel at a gross daily hire rate of $25 for a minimum period of three years;

•
the second vessel at a gross daily hire rate of $23 for a minimum period of five years. The time charter agreement also provides for 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $23 and $40 per day; and

•
the third vessel at a gross daily hire rate of $21.5 for a period of seven years. The time charter agreement also provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $21.5 and $38 per day.

As of September 30, 2010, the Company paid $45,000 as provided in the shipbuilding contracts, which together with other related costs of $2,744, including commissions and supervision cost of $450 and $195 paid to Cardiff and TMS Dry Ltd, respectively (Note 3), which is included in "Vessels under construction" in the accompanying September 30, 2010 consolidated balance sheet.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.      Vessels, Net:

The amount in the accompanying September 30, 2010 consolidated unaudited balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$466,728	$(43,486)	$423,242
Additions	40,195	(20,366)	19,829
Transfer from advances for vessel acquisitions	9,900	-	9,900
Vessels held for sale (Note 4)	(165,396)	35,070	(130,326)
Balance September 30, 2010	$351,427	$(28,782)	$322,645

The memoranda of agreement associated with the acquisition of vessels, Austin, Pierre, Trenton and Topeka in 2007 stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the nine-month periods ended September 30, 2009 and 2010 amounted to $13,288 and $1,558, respectively and is separately reflected in the accompanying interim consolidated unaudited statements of operations. As of September 30, 2010, the imputed deferred revenue was fully amortized.

On September 30, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2005 built Capesize drybulk carrier (180,263 dwt) M/V Montecristo for a price of $49,500. The vessel was delivered to the Company on June 28, 2010. Following its delivery the vessel commenced a time charter for a minimum period of four years at a gross daily rate of $23.50. The charterer has the option to extend the charter period for an additional four years escalated to a maximum gross daily rate of $24.5. The purchase price of the vessel was partially financed by the equity contribution of Basset (Note 8(i)) and using the Nordea existing revolving credit facility (Note 7).

On March 18, 2010, the Company signed two charter agreements for the employment of M/V Trenton and M/V Austin upon expiration of their current charter agreements. The M/V Austin and M/V Trenton commenced their new charter employment on August 11, 2010 and August 19, 2010, respectively. The duration of both charter agreements is approximately 24 months. The gross daily hire for each of the vessels is directly related to the average Baltic Panamax Index of the preceding 30 days.

All the Company's vessels, except for the three new-building VLOCs discussed in Note 5, have been pledged as collateral to secure the bank loans discussed in Note 7.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Long-term Debt:

As of September 30, 2010, the Company's long-term debt totaled $227,722 ($265,674 as of December 31, 2009) relating to a credit facility with Nordea Bank Norge ASA ("Facility" or "Nordea Credit Facility") and a term loan with DVB Bank SE ("loan" or "DVB loan").

Credit Facility with Nordea Bank Norge ASA

On January 9, 2009, the Company entered into an amendatory agreement to its Nordea Credit Facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB loan, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers' credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels (weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the amendatory agreement to the Nordea Credit Facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively.

The amended Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin.

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of September 30, 2010, following the mandatory prepayment of $3,854 to be made due to the sale of M/T Pink Sands (Note 15), the balance of Tranche A will be reduced or repaid in one semi-annual installment in the amount of $11,000 followed by nine semi-annual equal installments in the amount of $10,695 each and a balloon installment in an amount of $38,891.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Long-term Debt – (continued):

Tranche B is a Term Loan Facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of September 30, 2010, following the mandatory prepayment of $2,002 to be made due to the sale of M/T Pink Sands (Note 15), the balance of Tranche B is repayable in 10 equal consecutive semiannual installments in the amount of $6,752 each and a balloon installment in the amount of $2,700.

The Facility is secured with first priority mortgages over the vessels and second priority mortgages on the M/T Tamara, first priority assignment of vessels' insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

Term Loan with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under the Nordea Credit Facility. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8,562 was made, which proportionally reduced the then outstanding loan installments. As a result the balance of the loan at September 30, 2010 of $5,500 is repayable in quarterly variable installments as follows: one installment of $1,094, followed by eight installments of $517.5 each, plus a balloon installment of $266 payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgage on the M/T Tamara, a corporate guarantee by the Company, assignment of earnings and insurances and a pledge of shares of the borrower. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessel must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the vessel must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010, in consideration of a deposit of $2.5 million in a retention account that will be blocked during the above period. Following the sale of M/T Tigani and the mandatory prepayment $8,562 the Company as of September 30, 2010, met both the reduced hull cover ratio of 125% discussed above and the original hull cover ratio of 145% . Therefore, the amount kept in the retention account has been used for servicing the loan and, accordingly, it is no longer classified as restricted cash in the accompanying September 30, 2010 consolidated balance sheet.

The principal payments required to be made after September 30, 2010 for the long-term debt discussed above are as follows:

Year ending December 31,	Nordea Tranche A (1)	Nordea Tranche B (1)	DVB (1)	Total
2010	14,854	2,002	1,094	17,950
2011	21,390	13,504	2,070	36,964
2012	21,390	13,504	2,336	37,230
2013	21,390	13,504	-	34,894
2014 and thereafter	70,976	29,708	-	100,684
	$150,000	$72,222	$5,500	$227,722

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Long-term Debt – (continued):

(1)
The repayment schedules of the loans have been adjusted to account for the classification as current of the loan balance of M/T Pink Sands paid on November 4 2010 as a result of the sale of the vessel (Note 15). The current portion of the long term debt on the September 30, 2010, Consolidated Unaudited Interim Balance Sheet has further been adjusted to reflect the estimated amount to be prepaid as a result of the contemplated sale of M/V Austin, M/V Trenton, M/V Augusta and M/T Olinda.

Total interest expense on long-term debt for the nine-month periods ended September 30, 2009 and 2010 amounted to $13,364 and $11,516 (of which $2,092 have been capitalized in vessels under construction), respectively, and is included in "Interest and finance costs" (Note 13) in the accompanying consolidated unaudited statements of operations. The Company's weighted average interest rates (including the margin) for the nine-month periods ended September 30, 2009 and 2010 were 3.75% and 2.90%, respectively.

8.      Share Capital:

As of September 30, 2010 and December 31, 2009, the Company's issued and outstanding stock amounted to 77,266,655 common shares (231,800,001 before the reverse stock split) and 52,816,667 common shares (158,450,001 before the reverse stock split), respectively.

(a)
Equity Incentive Plan — ("2010 Equity Incentive Plan"): On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company's Directors and officers.

(b)
 Shelf Registration Statement: On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(c)
Standby Equity Distribution Agreement — ("SEDA"): On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and terminated on March 18, 2010. YA Global was entitled to receive a discount equal to 1.5%. As of December 31, 2009, 22,685,169 (68,055,508 before the reverse stock split) common shares had been sold with net proceeds amounting to $78,970. During the period from January 1, 2010 to March 18, 2010, 6,717,667 (20,150,000 before the reverse stock split) common shares were sold with net proceeds of $19,257. During the period from the commencement of the offering on September 28, 2009 to the termination of the offering on March 18, 2010, the Company sold 29,401,836 (88,205,508 before the reverse stock split) common shares with net proceeds amounting to $98,227, and YA Global received a discount equal to 1.5% of the gross proceeds or $1,496.

(d)
Amendments of the Company's Articles of Incorporation: On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from approximately 31.7 million (95 million before the reverse stock split) common shares to approximately 333.3 million (1 billion before the reverse stock split) common shares. On June 10, 2010, during the Company's annual general meeting of shareholders, the Company's stockholders approved an amendment to the Company's articles of incorporation in connection with the reverse stock split as further discussed in Note 8(h).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.      Share Capital – (continued):

(e)
Standby Equity Purchase Agreement — ("SEPA"): On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company sold 23,950,000 (71,850,000 before the reverse stock split) common shares with net proceeds amounting to $109,909. YA Global received a discount equal to 1.5% of the gross proceeds or $1,674. The SEPA was terminated on May 21, 2009. Of the SEPA proceeds, $25,000 was used to fully repay the sellers' credit of the M/T Tamara and M/T Tigani.

(f)
Resale Shelf Registration Statement for Selling Shareholders: On September 3, 2008, the Company filed a resale shelf registration statement on form F-3 to register 695,050 (2,085,150 before the reverse stock split) common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited and Seabert Shipping Co. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, the Company's Chief Executive Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, the Company's former Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2008 and has not yet been declared effective.

(g)
Dividends: On December 12, 2008, the Board of Directors determined, after careful consideration of various factors, including the current recession in the shipping market, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

(h)
Share Price and Reverse Stock Split: Under the rules of the NASDAQ Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event the Company does not regain compliance within the period of 180 days, its securities will be subject to delisting. In addition if the market price of the common shares remains below $5.00 per share, under stock exchange rules, the Company's shareholders will not be able to use such shares as collateral for borrowing in margin accounts. The Company's stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from the NASDAQ Stock Market that it is not in compliance with the minimum bid price rule. In order for the Company to regain compliance, its Board of Directors proposed a 3:1 reverse stock split, which automatically converted three current shares of the Company's class A common shares into one new share of common stock. The reverse stock split was approved by the Company's shareholders at the Annual General Meeting held on June 10, 2010. The reverse stock split took effect on June 17, 2010, and accordingly, the Company's authorized Class A common stock was converted to 333,333,333 shares, and the then issued and outstanding common stock of 231,800,001 common shares was converted to 77,266,655 common shares. Following the reverse stock split the Company's stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on August 6, 2010, the Company received notice from the NASDAQ Stock market that it had regained compliance with the minimum bid price requirement and the compliance matter was closed.

(i)
Equity Infusion:  On May 25, 2010, the Company's Board of Directors approved an equity infusion of $20,000 by Basset Holdings Inc. ("Basset"), a company controlled by Mr. Anthony Kandylidis the Company's CEO, in order to fund the Company's capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20,000 in exchange for approximately 16.7 million (50 million before the reverse stock split) of the Company's common shares at a price of $0.40 per share before the reverse stock split.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.     Share Capital – (continued):

In determining the fair value of the shares to be issued in connection with the equity infusion, the Company used multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation and (c) net asset value method. In addition, the Company hired an external analyst to prepare an analysis of recent private transactions. The Company considered the results of such analyses, together with: (1) the importance of the equity infusion, (2) the size of the equity infusion vs. the limited market liquidity, and (3) the opportunity cost of the capital contribution for other similar investment opportunities. Given the specific circumstances of the equity infusion, the results of the analysis and the factors described above, the Company approved the equity infusion of $20,000 in exchange of approximately 16.7 (50 million before the reverse stock split effect) of the Company's common shares at a price of $0.40 per share before the reverse stock split effect.

On May 26, 2010, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Basset would not fall within the definition of  "Acquiring Person" under the agreement.

9.     Derivatives:

Interest rate swaps

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at September 30, 2010, is determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

9.      Derivatives - continued:

The fair value of these instruments at September 30, 2010 amounted to a liability of $14,263 (excluding accrued interest payable of $1,885), of which the current and non-current portions of $7,151 and $7,112, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of September 30, 2010. The fair value of these instruments at December 31, 2009 amounted to a liability of $11,049 (excluding accrued interest of $2,243), of which the current and non-current portions of $7,443 and $3,606, respectively, are included in current and noncurrent derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2009. The change in the fair value of these instruments for the nine-month periods ended September 30, 2009 and 2010, resulted in an unrealized gain of $3,826 and an unrealized loss of $3,214, respectively, which are separately reflected in the accompanying interim consolidated unaudited statements of operations. The realized interest expense on the swap for the nine-month periods ended September 30, 2009 and 2010 amounted to $5.399 and $6,192, respectively, and is included in "Interest and Finance costs" (Note 13) in the accompanying interim consolidated unaudited statements of operations.

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.      Derivatives - continued:

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in forward freight agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. The open positions of FFAs are "marked to market" quarterly, using quoted prices in active markets for identical instruments (Level 1 inputs), to determine the fair values. As of September 30, 2009 and 2010 all FFA positions had been closed.

The net realized gain/(loss) from FFAs for the nine-month period ended September 30, 2009 and 2010 amounted to $833 and $(4,342), respectively, and is included in "gain/(loss)"  on forward freight agreements in the accompanying September 30, 2009 and 2010 interim consolidated unaudited statements of operations.

10.      Stock based compensation:

On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company's Directors and officers. As of September 30, 2010 and December 31, 2009, there were 1,056,666 and nil unvested shares, respectively.

Compensation cost recognized in the nine-month periods ended September 30, 2009 and 2010 amounted to $44 and $738,  respectively.

11.  Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus, Liberia and Malta, companies organized in these jurisdictions are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying interim consolidated unaudited statements of operations, as applicable.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the company's stock is owned, directly or indirectly, by individuals who are "residents" of the company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

11.  Income Taxes - continued:

Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the initial public offering of the Company's shares in April 2007, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

12.      Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is €5,175 ($7.04 based on the exchange rate at September 30, 2010) and is adjusted annually based on the inflation rate announced by the Greek State as defined in the agreement. On September 30, 2010, the Company gave notice to the owner for the termination of the lease agreement as of December 31, 2010. Based on the provisions of Greek law, the Company will pay the owner a penalty equal to one month rental. Accordingly the lease obligation for the period from October 1, 2010 to December 31, 2010 is €20,700 ($28.17 based on the exchange rate at September 30, 2010).

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

12.      Commitments and Contingencies - continued:

As further discussed in Note 5 the Company has signed three shipbuilding contracts for the construction of three VLOCs. As of September 30, 2010, the amounts due until delivery of the vessels are as follows:

Year	Amount
2011	40,860
2012	118,440
Total	159,300

13.      Interest and Finance Costs:

The amounts in the accompanying consolidated unaudited statements of operations are analyzed as follows:

	2009	2010

Interest on long-term debt	$13,357	$11,516
Capitalized interest	-	(2,092)
Interest on sellers' credit	639	-
Amortization and write-off of financing fees	575	422
Other	777	294
Total	$15,348	$10,140

14.      Segment Information:

The table below includes information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2009 and 2010.  The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's interim consolidated unaudited financial statements.

September 30, 2009	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$77,719	$26,636	$-	$104,355
Loss on vessels sold and vessels held for sale	(51,100)	-	-	(51,100)
Interest and finance costs	(9,865)	(5,449)	(34)	(15,348)
Interest Income	-	-	255	255
Gain on interest rate swaps	2,786	1,040	-	3,826
Depreciation	(24,218)	(14,203)	(47)	(38,468)
Segment loss	(32,045)	(8,477)	(2,983)	(43,505)
Total assets	$379,866	$177,670	$67,541	$625,077

OCEANFREIGHT INC.
Notes to Interim Consolidated Unaudited Financial Statements
September 30, 2010
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

14.   Segment Information - continued:

September 30, 2010	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$52,967	$21,852	$-	$74,819
Gain/ (loss) on vessels sold and vessels held for sale	(63,657)	2,279	-	(61,378)
Interest and finance costs	(6,369)	(3,737)	(34)	(10,140)
Interest Income	-	-	116	116
Loss on interest rate swaps	(2,350)	(864)	-	(3,214)
Depreciation and amortization	(19,117)	(1,249)	(194)	(20,560)
Segment profit/(loss)	(64,442)	6,756	(4,132)	(61,818)
Total assets	$435,532	$41,608	$20,281	$497,421

15.   Subsequent events:

(a)
During the period from October 1, 2010 to November 22, 2010, the Company contracted to sell the M/T Pink Sands, the M/V Augusta, the M/V Austin, and the M/V Trenton (Note 4). The M/T Pink Sands was delivered to its new owners on November 4, 2010. Of the sale proceeds of M/T Pink Sands an amount of $5,856 was used to partially repay the Nordea Credit facility (Note 7).

SK 25754 0002 1156295